# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ATIF HOLDINGS LIMITED, CIK 0001755058
CUSIP: G0602B209
Title of class of securities: Ordinary Shares, par value $0.001 per share
Address of issuer's principal executive offices: 25391 Commercentre Dr.,, Ste 200, Lake Forest, California (CA), 92630
Date of event which requires filing of this statement: 01/07/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001213900-24-038604
Filed by CIK 0002020827

## Reporting persons
- Jinglin Lu: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: (1) The calculation of this percentage is based on 11,917,452 Shares of the Issuer outstanding as of December 19, 2024, as reported on the Issuer's Form 10-Q, originally filed with the SEC on December 19, 2024, as amended.

## Item 1. Issuer
Name of issuer: ATIF HOLDINGS LIMITED
Address of issuer's principal executive offices: 25391 Commercentre Dr., Ste 200, Lake Forest, CA 92630

## Item 2. Person Filing
Name of person filing: Jinglin Lu
Address of principal business office or, if none, residence: 7134 Sapri Pl, Rancho Cucamonga, CA 91701
Citizenship: USA

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Jinglin Lu: /s/ Jinglin Lu, Jinglin Lu (01/22/2025)